SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on March 17, 2014

1. Date, Time and Place: On March 17, 2014, at 2 p.m., in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting, unanimously and with no restrictions, decided to determine the call of Company’s Annual Shareholders’ Meeting to be held, on first call, on April 25, 2014, at 9 a.m., to decide on the agenda described in the minutes of the Call Notice attached hereto as Annex I, herein approved by the members of the Board of Directors.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

ANNEX I

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

ANNUAL GENERAL SHAREHOLDERS’ MEETINGS

CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on April 25, 2014, at 9 a.m., on first call, at the auditorium located at Company’s headquarters, in the City of São Paulo, State of São Paulo, Brazil, at Avenida Nações Unidas, 8,501 in the Annual General Shareholders’ Meetings to decide on the following AGENDA:

(i)            To receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2013;

(ii)          To decide on the destination of the net profits of the fiscal year ended December 31st, 2003, and on the payment of dividends;

(iii)        To establish the number of members that shall comprise the Company’s Board of Officers;

(iv)        To elect the members of the Company’s Board of Officers, due to the expiration of the term of office;

(v)          To establish the amount of the global remuneration to be paid to the Company’s administrators in 2014;

(vi)        To install and establish the number of members that shall comprise the Company’s Fiscal Council;

(vii)      To elect the members of the Company’s Fiscal Council due to the expiration of the term of office; and

(viii)    To establish the amount of the global remuneration to be paid to the Company’s Fiscal Council in 2014.

General Information:

-       The following documents were published on February 27, 2014 in the “Diário Oficial do Estado de São Paulo” (State of São Paulo Official Gazette) and in the newspaper “O Estado de São Paulo”: (a) annual report of the management; (b) financial statements concerning the fiscal year ended December 31, 2013; and (c) the opinion of the independent auditors.

-       The documents and information referred to above and other ones required by CVM Instruction No. 481 issued on December 17, 2009 were provided to the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) through the System of Periodical Information (IPE), in accordance with Article 6th of the abovementioned Instruction, and are at Shareholders disposal at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri/), and in the websites of Brazilian Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (www.bmfbovespa.com.br) and of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br).

-       Shareholders or their attorneys-in-fact shall attend to the General Meetings holding documents which evidence their identity.

-       The participant Shareholders of the Fungible Custody of Registered Shares of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros who wish to participate in the General Meetings shall deliver statement containing their corresponding equity interest, issued by the competent depositary institution, at least forty-eight (48) hours before the holding of the General Meetings.

-       The Shareholders are requested to deliver the proxies granting special powers for purposes of representation at the General Meetings referred to herein at the Company’s headquarters, in the Investor Relations Department, up to April 23, 2014.

-       In compliance with CVM Instruction No. 165/91, as amended by CVM Instruction 282/98, the Company informs that the minimum percentage of voting capital for purposes of requesting for multiple voting procedure is 5%.

São Paulo, March 17, 2014.

Odair Garcia Senra

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer